EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of
Four Corners Property Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-214908) on Form S-3ASR of Four Corners Property Trust, Inc. of our reports dated February 26, 2018, with respect to the consolidated balance sheets of Four Corners Property Trust, Inc. as of December 31, 2017 and 2016, and the related consolidated and combined statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the related financial statement schedule (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Four Corners Property Trust, Inc.

/s/ KPMG LLP

San Francisco, California
February 26, 2018